Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002.

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2008
(Rs.in lacs except as stated)
S. No.	Particulars	Quarter ended 30.06.2008 (Unaudited)	Corresponding quarter ended 30.06.2007 (Unaudited)		Previous accounting Year ended 31.03.2008 (Audited)	Segment Information	Quarter ended 30.06.2008 (Unaudited)	Corresponding quarter ended 30.06.2007 (Unaudited)	Previous accounting Year ended 31.03.2008 (Audited)
1	Turnover	316,790	331,040		1,345,159	1. Segment Revenue
	Less: Excise Duty Recovered	20,347	19,540		77,961	a) Copper	296,286	321,850	1,313,224
	Net Sales/Income from Operations	296,443	311,500		1,267,198	b) Others	27,345	11,042	48,145
2	Other Income	17,817	5,085		60,239	Gross Sales	323,631	332,892	1,361,369
3	Total Income (1+2)	314,260	316,585		1,327,437	Less: Inter Segment Transfers	6,841	1,852	16,210
4	Expenditure					External Sales	316,790	331,040	1,345,159
	a. Variation in Stock	(213)	(32,211)		(13,080)
	b. Consumption of raw materials#	241,630	302,532		1,122,653	Less: Excise Duty Recovered	20,347	19,540	77,961
	c. Purchases of traded goods	—	—		208	Net Sales/Income from Operations	296,443	311,500	1,267,198
	d. Employees Cost	2,136	1,624		6,618
	e. Depreciation	3,549	3,422		13,898
	f. Other expenses	21,103	13,279		64,969	2. Segment Results
	g. Total	268,205	288,646		1,195,266	(Profit before tax & interest)
5	Interest & Finance Charges	4,313	3,770		16,445	a) Copper	17,195	20,094	71,240
6	Exceptional Items	—	—		5,279	b) Others	12,241	3,675	6,590
7	Profit from ordinary activities before tax	41,742	24,169		110,447	c) Other unallocable income/expenses (net)	16,619	4,170	54,341
8	Provision For —Current tax	7,471	3,980		13,227	Total	46,055	27,939	132,171
	—Deferred Tax (Credit)	(1,547)	24		1,970	Less : Interest & Finance Charges	4,313	3,770	16,445
	—Fringe benefit tax	25	19		87
9	Net Profit after Tax	35,793	20,146		95,163	Less: Exceptional items			5,279
10	Extraordinary Items (Net of tax)	—	—		—	Profit before Tax	41,742	24,169	110,447
11	Net Profit for the period	35,793	20,146		95,163
						3. Capital Employed
12	Paid-up equity share capital (Face value of Rs. 2 each)	14,170	14,170		14,170	(Segment Assets less Segment Liabilities)
13	Reserves excluding revaluation reserves (As per previous year’s Balance Sheet)				1,302,332	a) Copper	419,958	368,719	393,237
14	Earning Per Share (EPS) (Rs.) (Not annualised)*					b) Others	33,198	22,999	29,375
						c) Unallocated	888,793	878,878	893,891
	Basic and diluted EPS before Extraordinary items	5.05 *	3.51	*	14.10
	Basic and diluted EPS after Extraordinary items	5.05 *	3.51	*	14.10
15	Public Shareholding (Excluding shares against which ADRs/GDRs are issued)
	No. of Shares	146,789,861	115,747,206		154,625,740
	Percentage of Shareholding	20.72%	20.73%		21.82%
	# Comprises (Net) of exchange difference — Rs. 5,790 lacs in Q1 2008, Rs. (21,714) lacs in Q1 2007 & Rs. (25,182) lacs in FY 2007-08

Notes:

1	The above results have been reviewed by Audit Committee. The Board of Directors at its meeting held on: July 28, 2008 approved the above results and its release.

2	a) Out of the ADS proceeds of Rs. 8,05,093 lacs, so far the Company has utilised Rs. 2,29,600 lacs.

b) Out of the total right issue proceeds of Rs. 1,97,230 lacs received in past, so far the Company has utilised Rs. 1,07,219 lacs.

The unutilised proceeds of ADS & right issue have been temporarily invested in mutual funds.

3	During the quarter, the Company has paid Rs. 20,000 lacs towards share application in equity shares of its Subsidiary.

4	During the quarter the Company incorporated “Sterlite (USA) Inc.” as its wholly owned subsidiary.

5	Arising from the announcement of The Institute of Chartered Accountants of India on March 29, 2008, the Company had chosen for adoption of Accounting Standard (AS) — 30, “Financial Instruments: Recognition & Measurement”, in its entirety during the quarter ended March 31, 2008. The figures of corresponding quarter of the previous year have not been restated. As a result the same are not comparable. Pursuant to the adoption of AS — 30 an amount of Rs. 12,238 lacs has been debited to Hedging Reserve account during the quarter ended June 30, 2008.

6	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) & have been subjected to “Limited Review” by the Auditors of the Company.

7	“Others” business segment comprises of Phosphoric Acids & Aluminium Foils.

8	In terms of clause 41 of the Listing agreement, details of number of investor complaints for the quarter ended June 30, 2008: Beginning NIL, Received 14, Disposed off 14, Pending NIL.

9	Previous Period/Year figures have been regrouped / rearranged wherever necessary.

By order of the Board

Place: Mumbai	Anil Agarwal

Dated : July 28, 2008	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002.

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2008.

		(Rs. in Lacs except as stated)
				Previous				Previous
			Corresponding	accounting		Quarter	Corresponding	accounting
		Quarter ended	quarter ended	Year ended		ended	quarter ended	Year ended
		30.06.2008	30.06.2007	31.03.2008		30.06.2008	30.06.2007	31.03.2008
S. No.	Particulars	(Unaudited)	(Unaudited)	(Audited)	Segment Information	(Unaudited)	(Unaudited)	(Audited)
1	Turnover	628,051	668,006	2,687,225	1. Segment Revenue
	Less: Excise Duty Recovered	51,042	54,092	216,689	a) Copper	296,182	321,747	1,312,824
	Net Sales/Income from Operations	577,009	613,914	2,470,536	b) Aluminium	131,667	118,336	469,769
2	Other Income	40,246	35,009	156,612	c) Zinc & Lead	177,625	218,133	870,467
3	Total Income (1+2)	617,255	648,923	2,627,148	d) Others	29,851	11,642	51,369
4	Expenditure				Gross Sales	635,325	669,858	2,704,429
	a. Variation in Stock	(11536)	(40,408)	(9,894)	Less: Inter Segment Transfers	7,274	1,852	17,204
	b. Consumption of raw materials#	260,084	319,299	1,186,812	External Sales	628,051	668,006	2,687,225
	c. Purchases of traded goods	—	—	208	Less: Excise Duty Recovered	51,042	54,092	216,689
	d. Employees Cost	18,307	14,788	65,920	Net Sales/Income from Operations	577,009	613,914	2,470,536
	e. Depreciation	16,547	20,313	59,504
	f. Other expenses	127,498	104,624	440,669
	g. Total	410,900	418,616	1,743,219	2. Segment Results
5	Interest & Finance Charges	8,742	9,546	31,862	(Profit before tax & interest)
6	Exceptional Items	—	—	5,279	a) Copper	25,405	26,134	102,167
7	Profit from ordinary activities before tax	197,613	220,761	846,788	b) Aluminium	39,877	29,295	117,934
8	Provision For —Current tax	36,196	50,607	176,020	c) Zinc & Lead	93,093	154,113	539,078
	—Deferred Tax (Credit)	1,762	1,808	23,357	d) Others	13,425	3,650	6,522
	—Fringe benefit tax	117	57	451	e) Other unallocable income/expenses (net)	34,555	17,115	118,228
	MAT Credit Charge/ (Entitlement)	—	—	10,442	Total	206,355	230,307	883,929
9	Net Profit after Tax	159,538	168,289	636,518	Less : Interest & Finance charges	8,742	9,546	31,862
10	Minority Interest	44,697	53,998	196,160
11	Share in the Profit/(Loss) of Associates	267	—	(421)	Less: Exceptional items	—	—	5,279
12	Net Profit after tax attributable to Consolidated Group	115,108	114,291	439,937	Profit before Tax	197,613	220,761	846,788
13	Extraordinary Items (net of tax)	—	—	—	3. Capital Employed
14	Net Profit for the period	115,108	114,291	439,937	(Segment Assets less Segment Liabilities)
15	Paid-up equity share capital (Face value of Rs. 2 each)	14,170	14,170	14,170	a) Copper	535,513	419,553	478,356
					b) Aluminium	470,342	412,860	490,740
16	Reserves excluding revaluation reserves (As per previous year’s Balance Sheet)			2,216,068	c) Zinc & Lead	460,474	389,819	452,467
					d) Others	262,689	92,523	232,156
17	Earning Per Share (EPS) (Rs.) (Not Annualised)*				e) Unallocable	1,216,354	1,017,510	1,138,875
	Basic and diluted EPS before Extraordinary items	16.25 *	19.93 *	65.19
	Basic and diluted EPS after Extraordinary items	16.25 *	19.93 *	65.19
18	Public Shareholding (Excluding shares against which ADRs/GDRs are issued)
	No. of Shares	146,789,861	115,747,206	154,625,740
	Percentage of Shareholding	20.72%	20.73%	21.82%
	# Comprises (net) of exchange difference — Rs. 5,887 lacs in Q1 2008, Rs. (21,714) lacs in Q1 2007 & Rs. (26,953) lacs in FY 2007-08

Notes:-

1	The standalone & consolidated results for the quarter ended June 30, 2008 have been reviewed by Audit Committee at their meeting. The Board of Directors at its meeting held on July 28, 2008 approved the above results and their release.

2	The Company opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com

3	a) Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21 — “Consolidated Financial Statements and Accounting for Investments in Subsidiaries in Separate Financial Statements”. The subsidiaries consolidated are Bharat Aluminium Company Limited, Sterlite Opportunities and Ventures Limited, Hindustan Zinc Limited, Sterlite Energy Limited, Monte Cello BV, Copper Mines of Tasmania Pty. Limited, Thalanga Copper Mines Pty. Limited, Sterlite Paper Limited and Fujairah Gold FZE.

b) An associate, Vedanta Aluminium Limited, in which the Company has significant influence, is accounted under the equity method in accordance with Accounting Standard on Accounting for investment in Associates in Consolidated Financial Statements (AS 23).

4	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) & have been subjected to “Limited Review” by the Auditors of the Company.

5	a) Out of the ADS proceeds of Rs. 8,05,093 lacs, so far the Company has utilised Rs. 2,29,600 lacs.

b) Out of the total right issue proceeds of Rs. 1,97,230 lacs received in past, so far the Company has utilised Rs. 1,07,219 lacs.

The unutilised proceeds of ADS & right issue have been temporarily invested in mutual funds.

6	a) In order to follow uniform accounting policy in line with those of the company, in preparation of Consolidated Financial Statement as per Accounting Standard 21, from the quarter ended March 31, 2008, depreciation on new plant and machinery in aluminium business has been provided at Straight Line Method rates as against the Written Down Value Method rates. Consequent to this, depreciation charge for the quarter ended June 30, 2008 is lower by Rs. 4,396 lacs (net of tax 2,902 lacs) as compared to the amount of depreciation that would have been charged if there was no change in the method.

b) Arising from the announcement of The Institute of Chartered Accountants of India on March 29, 2008, the Company had chosen for adoption of Accounting Standard (AS) — 30, “Financial Instruments: Recognition & Measurement”, in its entirety during the quarter ended March 31, 2008. The figures of corresponding quarter of the previous year have not been restated. Pursuant to the adoption of AS — 30 an amount of Rs. 15,624 lacs has been debited to Hedging Reserve account during the quarter ended June 30, 2008.

c) The figures of corresponding quarter ended June 30, 2007 are not comparable to the extent as mentioned in 6 (a) & (b) above.

7	Other income of corresponding quarter ended June 30, 2007 and previous accounting year ended March 31, 2008 includes a sum of Rs 13,048 lacs (net of tax 8,613 lacs) being excess royalty liability written back based on decision of the Rajasthan High Court in respect of Zinc operations.

8	During the quarter the Company incorporated “Sterlite (USA) Inc.” as its wholly owned subsidiary.

9	As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported “Segment Information”, as described below: -

The main business segment are, (i) Copper which consist of mining of copper concentrate, manufacturing of copper cathode and continuous cast copper rod, (ii) Aluminium which consist of mining of bauxite and various aluminium products and (iii) Zinc which consists of mining of ore and manufacturing of zinc ingots and lead ingots (iv) Other business segment comprise of Phosphoric Acid, Paper and Power. The assets and liabilities that can not be allocated between the segments are shown as unallocated corporate assets and liabilities respectively

10	In terms of clause 41 of the Listing agreement, details of number of investor complaints for the quarter ended June 30, 2008: Beginning NIL, Received 14, Disposed off 14, Pending NIL.

11	Previous Period/Year figures have been regrouped / rearranged wherever necessary.

By order of the Board

Place: Mumbai	Anil Agarwal
Dated : July 28, 2008	Chairman